Exhibit 3.1

CERTIFICATE OF CORRECTION
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
REMY INTERNATIONAL, INC.

Remy International, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), in accordance with the provisions of Section 103 of the DGCL, does hereby certify:

1.	The name of the Corporation is “Remy International, Inc.”

2.
That the Corporation was formed under the name “New Remy Holdco Corp.” by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on August 27, 2014 and an Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on December 31, 2014 and a Certificate of Amendment to the Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on December 31, 2014, and that said Amended and Restated Certificate requires correction as permitted by Section 103 of the DGCL.

3.
The inaccuracies or defects of said Amended and Restated Certificate to be corrected hereby are as follows: (i) the term of the initial Class III directors as set forth in Section 5.1 should expire at the 2017 annual meeting of stockholders and (ii) successors to the class of directors whose term expires at each annual meeting shall be elected for a three-year term beginning with the 2015 annual meeting as set forth in Section 5.l.

4.	Section 5.1 of the Amended and Restated Certificate is hereby corrected to read, in its entirety, as follows:
“Section 5.1    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors shall consist of not less than one nor more than fourteen members with the exact number of directors to be determined from time to time exclusively by resolution adopted by the Board of Directors. The directors, other than those who may be elected by the holders of any series of Preferred Stock as set forth in this Certificate of Incorporation, shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire

Board of Directors. The Board of Directors shall be authorized to assign the members of the Board of Directors already in office to such classes effective at the time such classification becomes effective. The term of the initial Class I directors shall terminate on the date of the 2015 annual meeting of stockholders; the term of the initial Class II directors shall terminate on the date of the 2016 annual meeting of stockholders and the term of the initial Class III directors shall terminate on the date of the 2017 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2015, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term.”

5.	All other provisions of the Amended and Restated Certificate remain unchanged.

IN WITNESS WHEREOF the undersigned officer of the Corporation has executed this certificate on behalf of the Corporation this 30th day of April, 2015.

REMY INTERNATIONAL, INC.

By: /s/ David G. Krall
Name:     David G. Krall

Title:	Senior Vice President and General Counsel

2